October 17, 2022

Division of Corporate Finance
Office of Manufacturing

Securities and Exchange Commission

Washington DC 20549

Attention:	Heather Clark
Claire Erlanger

Dear Madam,

RE:	Integrated Media Technology Limited (the “Company”)
Annual Report on Form 20-F for the year ended December 31, 2021
Filing date April 28, 2022
File No. 001-38018

We are providing this letter in response to the Comment Letter (the “Comment Letter”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) dated September 19, 2022, and received on October 12, 2022, with respect to our Annual Report on Form 20-F/A that was filed on April 28, 2022, as amended.

Set forth below is our response to the Comment Letter, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in our Annual Report on Form 20-F as previously amended.

Form 20-F/A for the Year Ended December 31, 2021 filed September 6, 2022

Item 3. Key Information, page 5

1. Your explanatory note indicates that you are "amending and supplementing [y]our disclosure on page 2 of the Form 20-F, in particular the onset of Part I and the onset of Item 3, Part I." Please note that under Rule 12b-15 (240.12b-15 Amendments), amendments "must set forth the complete text of each item as amended." Therefore, the entirety of Item 3 must be included in the amended 20-F, not just the part amended to include the language at the onset. Therefore, please revise your 20-F/A to include the entirety of Item 3 including the supplemental information filed as part of the 20-F, amendment 3.

The Company respectfully advises that it has updated its disclosure in response to this comment. Please see from page 1 to page 38 of Amendment No. 4 to our Annual Report on Form 20-F.

Yours sincerely,

For and on behalf of

Integrated Media Technology Limited

/s/ Jing Zhuo

Jing Zhuo
CFO

cc. Audit Alliance LLP

Level 7, 420 King William Street, Adelaide SA 5000	Page 1
T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE